1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com thor alden thor.alden@dechert.com +1 202 261 3391 Direct

November 8, 2017

VIA EDGAR

Edward P. Bartz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”)
File Nos.: 333-111986; 811-21475

Dear Mr. Bartz:

We are writing in response to comments provided on November 3, 2017 with respect to Post-Effective Amendment No. 113 filed on Form N-1A on September 19, 2017 for the Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“1940 Act”), to register shares of the RBC Emerging Markets Value Equity Fund (the “Fund”), a new series of the Trust. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

Comment 1.             Please file the legality of shares opinion and consent of counsel as an exhibit to the 485(b) submission of the Registrant on behalf of the Fund.

Response 1.                The legality of shares opinion and consent of counsel for the Fund will be filed as an exhibit with the next 485(b) submission.

Comment 2.             Please confirm that the waiver referenced in the fee table will be in effect for at least one year from the date of the registration statement.

Response 2.                The Fund hereby confirms that the waiver period will be in effect for at least one year from the effective date of the registration statement.

Comment 3.             Please confirm that the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Response 3.                We confirm that the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Comment 4.             The principal strategies of the Fund state that “[t]he Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets in equity securities tied to emerging market countries that are considered to be undervalued in relation to earnings, dividends and/or assets.” Please add the word “economically” after “tied” in the above sentence. See Rule 35d-1(a)(3)(i) under the 1940 Act.

Response 4.                The disclosure will be revised accordingly.

Comment 5.             Please include disclosure in the Fund’s principal investment strategies that discusses the Fund’s market capitalization policy.

Response 5.                The Fund already includes disclosure on its market capitalization policy in the “More on the Fund’s Investment Objectives, Principal Investment Strategies and Principal Risks” section of the Prospectus, which provides that “[t]he Fund will be primarily invested in stocks with a minimum market capitalization at least as large as the capitalization of the smallest company in the benchmark index.” The Fund believes that the Fund’s existing disclosure adequately describes the Fund’s market capitalization policy.

Comment 6.             Please include any applicable disclosure discussing the Fund’s use of derivatives. If applicable, please supplementally explain how derivatives are valued for purposes of the Fund’s 80% names rule policy and confirm that the notional value is not used.

Response 6.                The Fund does not currently intend to use derivatives, but may do so in the future. If the Fund determines to use derivatives, it will use the market value of such derivatives for purposes of the Fund’s 80% names rule policy.

Comment 7.             With respect to the Fund’s reference to convertible securities in its principal investment strategies, confirm whether the Fund invests a significant portion of its assets in contingent convertible (“CoCo”) instruments as part of its principal investment strategies. If yes, please add CoCo-specific disclosure to the Fund’s principal investment strategies and principal risks sections.

Response 7.                The Fund currently does not invest significantly in CoCo instruments and therefore does not intend to revise its principal investments strategies and/or principal risks sections at this time. If the Fund does invest a significant portion of its assets in CoCo instruments in the future, it will reconsider the inclusion of CoCo-specific disclosure in the Fund’s prospectus.

Comment 8.             The principal strategies of the Fund state that “[t]he equity securities in which the Fund may invest include, but are not limited to, common stock, preferred stock, convertible securities, American Depositary Receipts, European Depositary Receipts, Global Depositary Receipts, participation notes, warrants and rights.” Please add the word “equity linked” before “participation notes” in the above sentence.

Response 8.                The disclosure will be revised accordingly.

Comment 9.             The Fund’s “Emerging Markets Risk” disclosure notes that securities markets of most emerging market countries have smaller market capitalizations. Consider adding risk disclosure that specifically addresses risks related to the Fund’s investments in smaller companies.

Response 9.                The disclosure will be revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3391. Thank you.

Sincerely,

/s/ Thor Alden

Thor Alden

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